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                                             EXHIBIT 4.2
CDM:lw- 14778

                    LOAN AGREEMENT


        LOAN AGREEMENT, dated as of _____________ between USX Corporation ("USX"), a Delaware corporation and USX Capital LLC, a limited life company organized under the laws of the Turks and Caicos
Islands ("Capital").

        WHEREAS, Capital intends to issue its common shares (the "Common Shares") to USX, and receive related capital contributions from USX in an aggregate amount of $_________ (the "Common Share Payments") and to issue and sell _________ shares of Cumulative
Monthly Income Preferred Shares, Series A
(the "Preferred Shares") with a liquidation preference
(the "Liquidation Preference") of $25 per share;

        WHEREAS, USX is guaranteeing the payment of dividends on the Preferred Shares if and when declared to the extent that there are sufficient funds legally available therefor, the Redemption Price (as defined in the Guarantee Agreement) and the Liquidation
Distribution (as defined in the Guarantee Agreement) on the Preferred Shares all to the extent set forth in the Payment and Guarantee Agreement, dated __________________ (the "Guarantee");

        WHEREAS, USX has asked Capital to make loans to USX in an aggregate principal amount equal to the sum of the aggregate Common Share Payments and the aggregate Liquidation Preference of the Preferred Shares issued and sold by Capital;

        WHEREAS, Capital is willing to make such loans to USX, on the terms and conditions hereinafter stated;

        WHEREAS, USX Capital Management Company ("Capital
Management"), an indirect, wholly-owned subsidiary of USX, will be the Manager (as defined in the Articles of Association of Capital) of Capital;

        NOW, THEREFORE, USX and Capital hereby agree as follows:

                     ARTICLE I
                     THE LOANS

        Section 1.01.  The Loans.  Subject to the terms
and conditions herein, Capital agrees to make loans to USX on the date hereof in an aggregate principal amount of $_________. Such loans shall be referred to herein as the "Loans".

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        Section 1.02.  Term of the Loans; Mandatory
Prepayment.

                (a)  If Capital redeems Preferred Shares
in accordance with the terms thereof, the Loans pertaining to such Shares will become due and payable in a principal amount equal to the aggregate stated Liquidation Preference of the Preferred Shares so redeemed, together with any and all accrued interest thereon. Any payment pursuant to this Section 1.02(a) shall be made prior to 12:00 noon, New York time, on the date fixed for such redemption or at such other time on such earlier date as Capital and USX shall agree.

                (b)  The entire principal amount of the
Loans shall become due and payable (together with any accrued and unpaid interest thereon, including
Additional Interest (as defined in Section 2.02), if any) on the earliest of the date that is the 50th anniversary of the issuance of the Preferred Shares or the date upon which Capital, USX or Capital
Management shall be dissolved, wound-up or liquidated.

        Section 1.03.  Optional Prepayment.  USX shall
have the right to prepay the Loans, without premium or penalty,

        (i)  in whole or in part (together with
   any accrued but unpaid interest, including
   Additional Interest, if any, on the portion being prepaid) at any time following
   _________________; and

        (ii)  in whole (together with all accrued
   and unpaid interest, including Additional
   Interest, if any, thereon) at any time if USX is or would be required to pay any Additional
   Interest on the entire amount of the Loans or in part (together with all accrued and unpaid interest, including Additional Interest on the portion being prepaid) at any time if USX is or would be required to pay Additional
   Interest with respect to only a portion of the Loans, provided that if a partial prepayment would, through the corresponding partial redemption required under the terms of the Preferred Shares, result in a delisting of the Preferred Shares, USX may, and may only, prepay the Loans in whole. In no event, however, shall USX have the right to prepay the Loans, or a portion thereof, under this clause (ii) based on (a) a technical obligation to pay Additional Interest because of a withholding obligation to the extent USX would not incur any significant penalties, interest or tax under the Internal Revenue Code or applicable law if USX did not withhold, or (b) a de minimis obligation to pay
   Additional Interest. For purposes of the foregoing, in the event that USX is advised by independent legal counsel that more than an insubstantial risk exists that USX will incur penalties, interest or tax under the Internal Revenue Code or other applicable law if it does not withhold, USX shall have the right to repay the Loans, or a portion thereof, under this clause (ii) unless the obligation to pay Additional
   Interest if USX does so withhold is a de minimus obligation.

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                    ARTICLE II
                     INTEREST

        Section 2.01.  Interest on the Loans.  The Loans
shall bear interest at an annual rate equal to _____% from the date they are made until maturity. Such interest shall be payable on the last day of each calendar month of each year commencing ___________.
In the event that any date on which interest is payable on the Loans is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date. A "Business Day" shall mean any day other than a day on which banking institutions in the City of New York are authorized or required by law to close.

        Section 2.02.  Additional Interest.  In
addition, if at any time following the date hereof

                (a) Capital shall be required to pay
any Additional Amounts in respect of the Preferred
Shares pursuant to the terms thereof or

                (b)  USX shall be required to withhold or
deduct any amounts, for or on account of any taxes, duties or governmental charges of whatever nature imposed by the United States of America (or any political subdivision thereof or therein), from the interest payments to be made by USX on the Loans or

                (c)  Capital shall be required to pay,
with respect to its income derived from the interest payments on the Loans, any amounts, for or on account of any taxes, duties or governmental charges of whatever nature imposed by the Turks and Caicos Islands (or any political subdivision thereof or therein), or any other taxing authority, then, in any such case, USX will pay as interest such additional amounts ("Additional Interest") as may be necessary in order that the net amounts received and retained by Capital after paying such Additional Amounts, or after such withholding or deduction or the payment of such taxes, duties, assessments or governmental charges, as the case may be, shall result in Capital's having such funds as it would have had in the absence of the obligation to pay such Additional Amounts, or such withholding or deduction or the payment of such taxes, duties, assessments or governmental charges, as the case may be. The obligation to pay
Additional Interest under (b) above shall be reduced proportionately to the extent that (x) USX or Capital has notified holders of Preferred Shares of the obligation to withhold taxes and requested but not received from such holders declarations of non-residence or other similar claim for exemption and (y) such withholding or deduction would not have been required had such declaration or similar claim been received.

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        Section 2.03.  Extension of Interest Period.
Notwithstanding the provisions of Section 2.01 hereof, USX shall have the right at any time or times during the term of the Loans, so long as USX is not in default in the payment of interest on the Loans, to extend the interest payment period up to 18 months;
provided that at the end of such period USX shall pay all interest which has accrued and not been paid together with interest thereon at the rate specified for the Loans to the extent permitted by applicable law;
provided, further, that, during any such extended interest period neither USX, nor any majority-owned subsidiary of USX, shall declare or pay any dividend on, or redeem, purchase,acquire or make a liquidation payment with respect to, any of its capital stock or make any guarantee payments with respect to the foregoing (other than (i) payments under the Guarantee or (ii) dividends or guarantee payments to USX); and provided further that any such extended interest period may only be selected with respect to a Loan if an extended interest period of identical length is simultaneously selected for all Loans. Prior to the termination of any such extended interest payment period, USX may further extend the interest payment period, provided that such extended interest payment period, together with all such further extensions thereof, may not exceed
18 months. USX shall give Capital notice of its selection of such extended interest payment period one
Business Day prior to the earlier of (i) the date
Capital declares the related dividend or (ii) the date Capital is required to give notice of the record or payment date of such related dividend to the New York Stock Exchange or other applicable self-regulatory organization or to holders of the Preferred
Shares, but in any event not less than two Business Days prior to such record date. USX shall cause Capital to give such notice of USX's selection of such extended interest payment period to the holders of the Preferred Shares.


                   ARTICLE III
                    PAYMENTS

        Section 3.01.  Method and Date of Payment.
Each payment by USX of principal and interest
(including Additional Interest, if any) on the Loans shall be made to Capital in lawful money of the United States at such place and to such account as may be designated by Capital.

        Section 3.02.  Set-off.  Notwithstanding
anything to the contrary herein, USX shall have the right to set off any payment it is otherwise required to make hereunder with and to the extent
USX has theretofore made, or is concurrently on the date of such payment making, a payment under the Guarantee.

                    ARTICLE IV
                   SUBORDINATION

        SECTION 4.01.  Subordination.  USX and Capital
covenant and agree that the Loans are subordinate and junior in right of payment to all Senior
Indebtedness as provided herein.  The term "Senior
Indebtedness" shall mean the principal, premium, if any, and interest on

        (i)  all indebtedness of USX, whether
   outstanding on the date hereof or hereafter created, incurred or assumed, which is for money borrowed, or evidenced by a note or similar instrument given in connection with the acquisition of any business properties or assets, including securities,

        (ii)  any indebtedness of others of the
   kinds described in the preceding clause (i) for the payment of which USX is responsible or liable (directly or indirectly, contingently or otherwise) as guarantor or otherwise and

        (iii)  amendments, renewals, extensions
   and refundings of any such indebtedness, unless in any instrument or instruments evidencing or securing such indebtedness or pursuant to which the same is outstanding, or in any such amendment, renewal, extension or refunding, it is expressly provided that such indebtedness is not superior in right of payment to the Loans.
   The Senior Indebtedness shall continue to be Senior Indebtedness and entitled to the benefits of these subordination provisions irrespective of any amendment, modification or waiver of any term of the Senior Indebtedness or extension or renewal of the Senior Indebtedness.

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In the event that

        (i)  USX shall default in the payment of
   any principal, or premium, if any, or interest on any Senior Indebtedness when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or declaration or otherwise or

        (ii)  an event of default occurs with
   respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof and written notice describing such event of default and requesting commencement of payment blockage on transactions as hereinafter described is given to USX by the holders of Senior Indebtedness, then unless and until such default in payment and event of default shall have been cured or waived or shall have ceased to exist, no direct or indirect payment (in cash, property, securities, by set-off or otherwise) shall be made or agreed to be made on account of the Loans or interest thereon or in respect of any repayment, redemption, retirement, purchase or other acquisition of the Loans.

In the event of

        (i)  any insolvency, bankruptcy,
   receivership, liquidation, reorganization, readjustment, composition or other similar proceeding relating to USX, its creditors or its property,

        (ii)  any proceeding for the liquidation,
   dissolution or other winding up of USX,
   voluntary or involuntary, whether or not involving insolvency or bankruptcy proceedings,

        (iii) any assignment by USX for the
   benefit of its creditors, or

        (iv)  any other marshalling of the assets
   of USX,

   all Senior Indebtedness shall first be paid in full before any payment or distribution, whether in cash, securities or other property, shall be made by USX on account of the Loans. Any payment or distribution, whether in cash, securities or other property (other than securities of USX or any other corporation provided for by a plan of reorganization or a readjustment, the payment of which is subordinate, at least to the extent provided in these subordination provisions with respect to the indebtedness evidenced by the Loans, to the payment of all Senior Indebtedness at the time outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment), which would otherwise (but for these subordination provisions) be payable or deliverable in respect of the Loans shall be paid or delivered directly to the holders of Senior Indebtedness in accordance with the priorities then existing among such holders until all Senior
   Indebtedness shall have been paid in full. No present or future holder of any Senior
   Indebtedness shall be prejudiced in the right to enforce subordination of the indebtedness constituting the Loans by any act or failure to act on the part of USX.

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     Senior Indebtedness shall not be deemed to have
been paid in full unless the holders thereof shall have received cash, securities or other property equal to the amount of such Senior Indebtedness then outstanding. Upon the payment in full of all Senior Indebtedness, Capital shall be subrogated to all the rights of any holders of Senior
Indebtedness to receive any further payments or distributions applicable to the Senior Indebtedness until the Loans shall have been paid in full, and such payments or distributions received by Capital, by reason of such subrogation, of cash, securities or other property which otherwise would be paid or distributed to the holders of Senior Indebtedness, shall, as between USX and its creditors other than the holders of Senior Indebtedness, on the one hand, and Capital, on the other, be deemed to be a payment by USX on account of Senior Indebtedness, and not on account of the Loans.

                   ARTICLE V
          REPRESENTATIONS AND WARRANTIES

        Section 5.01.  Representations and Warranties.
USX represents and warrants to Capital that:

                (a)  Good Standing.  USX is a corporation
duly established and validly existing under the laws of the State of Delaware, with power and authority (corporate and other) to own its properties and conduct its business as now being conducted.

                (b)  Power and Authority.  USX has full
power and authority to enter into this Agreement and to incur and perform the obligations provided for herein, all of which have been duly authorized by all proper and necessary action.

                (c)  No Conflict.  The execution and
delivery of this Agreement and the performance by USX of all its obligations hereunder will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which USX is a party or by which USX is bound or subject, nor will this Agreement result in a violation of the provisions of USX's Certificate of Incorporation or by-laws.

                (d)  Binding Agreement.  This Agreement
constitutes the valid and legally binding obligation of USX enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

                     ARTICLE VI
                     COVENANTS

        Section 6.01.  Covenants.  (a) USX agrees
(i) that it shall not declare or pay any dividend on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock, or make any guarantee payments with respect to the foregoing (other than payments under the Guarantee) if at such time (a) there shall have occurred any event that, with the giving of notice or the lapse of time or both, would constitute an Event of Default hereunder or (b) USX shall be in default with respect to its payment or other obligations under the Guarantee
Agreement or under the Agreement as to Expenses and Liabilities, dated as of January ___, 1994, between USX and Capital or under the Keep Well Agreement, dated as of January ____, 1994, between USX and Capital Management,
(ii) to maintain direct or indirect 100% ownership of the Common Shares and any other shares of Capital other than any series of the Preferred Shares, (iii) to cause at least 21% of the total value of Capital and at least
21% of all interests in the capital, income, gain, loss, deduction and credit of Capital to be represented by Common Shares, (iv) not to voluntarily dissolve, wind-up or liquidate Capital or Capital Management, (v) to cause
Capital Management to remain the Manager of Capital and to timely perform all of its duties as Manager of Capital
(including the duty to declare and pay dividends on the Preferred Shares), (vi) to use its reasonable efforts to cause Capital to remain a limited life company and otherwise continue to be treated as a partnership for United States federal income tax purposes and
(vii) to at all times own directly or indirectly all of the capital stock of Capital Management.


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        (b)  USX agrees that its obligations under this
Agreement will also be for the benefit of the holders from time to time of Preferred Shares, and USX acknowledges and agrees that such holders will be entitled to enforce this Agreement directly against USX.

        (c) USX agrees not to merge with or into another entity, or permit another entity to merge with or into it, and agrees not to sell, transfer or lease all or substantially all of its assets to another entity unless: (i) at such time no Event of Default hereunder has occurred and is continuing, or would occur as a result of such merger, sale, transfer or lease, and (ii) USX is the survivor of such merger or the survivor of such merger or entity to which USX's assets are sold, transferred or leased is an entity organized under the laws of the United States or any state thereof and assumes all of USX's obligations under this Agreement.



                     ARTICLE VII
                  EVENTS OF DEFAULT

        Section 7.01.  Events of Default.  If one or
more of the following events (each an "Event of Default") shall occur and be continuing:

                (a)  default in the payment of any interest
on the Loans under this Agreement, including any Additional
Interest, when due for ten days (whether by virtue of the provisions described under Article IV hereof or otherwise);
provided that a valid extension of the interest payment period by USX pursuant to Section 2.03 hereof shall not constitute a default in the payment of interest for this purpose; or

                (b)  default in the payment of any principal
on the Loans under this Agreement when due (whether by virtue of Article IV hereof or otherwise); or

                (c)  dissolution or winding up or
liquidation of Capital; or

                (d)  the bankruptcy, insolvency or
liquidation of USX; or

                (e)  the bankruptcy, insolvency or
liquidation of Capital Management; or

                (f)  the breach of any of the covenants
contained in Section 6.01 hereof, continued for 30 days after notice to USX by any Preferred Shareholder;

then, provided that the holders of a majority in liquidation preference of outstanding Preferred
Shares have been entitled to appoint a trustee, then, in every such event, and at any time thereafter during the continuance of such event, Capital will have the right to declare the principal of and the interest on the Loans
(including any Additional Interest and any interest subject to an extension election) and any other amounts payable hereunder to be forthwith due and payable, whereupon the same shall become and be forthwith due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, anything in this Agreement to the contrary notwithstanding. If an Event of Default specified in subparagraph (c) or (d) above shall have occurred, the principal of and interest on the Loans and any other amounts payable hereunder shall thereupon and concurrently become due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, anything in this Agreement to the contrary notwithstanding. USX expressly acknowledges that under the terms of the Preferred Shares, the holders of the outstanding Preferred Shares shall in certain circumstances have the right to appoint a trustee, which trustee shall be authorized to exercise Capital's creditor rights under this Agreement, and USX agrees to cooperate with such Trustee.

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                      ARTICLE VIII
                     MISCELLANEOUS

        Section 8.01.  Notices.  All notices hereunder
shall be deemed given by a party hereto if in writing and delivered personally or by telegram or facsimile transmission or by registered or certified mail (return receipt requested) to the other party at the following address for such party
(or at such other address as shall be specified by like notice):

        If to Capital, to:

                USX Capital LLC
                c/o USX Capital Management Company
                    5555 San Felipe Road
                    Houston, TX 77056

                Attention:

        If to USX, to:

                USX Corporation
                600 Grant Street
                Pittsburgh PA 15219-4776

                Attention:  Vice President & Treasurer

        Any notice given by mail or telegram or
facsimile transmission shall be effective when received.

        Section 8.02.  Binding Effect.  USX shall have
the right at all times to assign any of its rights or obligations under this Agreement to a direct or indirect wholly-owned subsidiary of USX; provided, that, in the event of any such assignment, USX shall remain jointly and severally liable for all such obligations. Capital may not assign any of its rights hereunder without the prior written consent of USX. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of USX and Capital and their respective successors and assigns. Any assignment by USX or Capital in contravention of this Section 8.02 shall be null and void.

        Section 8.03.  Governing Law.  EXCEPT AS TO
MATTERS RELATING TO THE AUTHORIZATION, EXECUTION
AND DELIVERY OF THIS AGREEMENT, WHICH SHALL BE
GOVERNED BY THE LAWS OF THE TURKS AND CAICOS
ISLANDS IN THE CASE OF CAPITAL, THIS AGREEMENT
SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE
WITH THE LAWS OF THE STATE OF NEW YORK.

        Section 8.04.  Counterparts.  This Agreement
may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

        Section 8.05.  Amendments.  This Agreement may
be amended by mutual consent of the parties in the manner the parties shall agree; provided that, so long as any of the Preferred Shares shall remain outstanding, no such amendment shall be made, and no termination of this Agreement shall occur, without the prior consent of at least 66-2/3% of the holders of the Preferred Shares, in writing or at a duly constituted meeting of such holders, unless and until the Loans and all accrued and unpaid interest thereon (including Additional
Interest, if any) shall have been paid in full.

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the day and year first above written.


                    USX CORPORATION

                    By _______________________________
                         G. R. Haggerty
                         Vice President & Treasurer



                    USX CAPITAL LLC
                    By USX Capital Management Company,
                       as Manager


                    By _______________________________

                         Treasurer